UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 10)*

Gilat Satellite Networks Ltd.

 (Name of Issuer)

Ordinary Shares, Par Value NIS 0.20 Per Share

(Title of Class of Securities)

 M51474118

(CUSIP Number)
FIMI IV 2007 Ltd. Alon Towers 2, 94 Yigal Alon St., Tel-Aviv 6789141, Israel +(972)-3-565-2244

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 22, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ”filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. M51474118	Page 2 of 11 Pages

1	NAME OF REPORTING PERSONS. FIMI Opportunity IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 2,124,984
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 2,124,984
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,124,984
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Page 2 of 11 Pages

CUSIP No. M51474118	Page 3 of 11 Pages

1	NAME OF REPORTING PERSONS. FIMI Israel Opportunity IV, Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 4,068,569
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 4,068,569
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,068,569
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Page 3 of 11 Pages

CUSIP No. M51474118	Page 4 of 11 Pages

1	NAME OF REPORTING PERSONS. FIMI Opportunity V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 4,117,047
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 4,117,047
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,117,047
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Page 4 of 11 Pages

CUSIP No. M51474118	Page 5 of 11 Pages

1	NAME OF REPORTING PERSONS. FIMI Israel Opportunity V, Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 4,591,265
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 4,591,265
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,591,265
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Page 5 of 11 Pages

CUSIP No. M51474118	Page 6 of 11 Pages

1	NAME OF REPORTING PERSONS. FIMI IV 2007 Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 6,193,553
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 6,193,553
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,193,553
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Page 6 of 11 Pages

CUSIP No. M51474118	Page 7 of 11 Pages

1	NAME OF REPORTING PERSONS. FIMI FIVE 2012 Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 8,708,312
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 8,708,312
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,708,312
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Page 7 of 11 Pages

CUSIP No. M51474118	Page 8 of 11 Pages

1	NAME OF REPORTING PERSONS. Shira and Ishay Davidi Management Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 14,901,865
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 14,901,865
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,901,865
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Page 8 of 11 Pages

CUSIP No. M51474118	Page 9 of 11 Pages

1	NAME OF REPORTING PERSONS. Ishay Davidi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 14,901,865
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 14,901,865
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,901,865
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 9 of 11 Pages

The undersigned, FIMI Opportunity IV, L.P. (“FIMI Opportunity IV”), FIMI Israel Opportunity IV, Limited Partnership (“FIMI Israel Opportunity IV”), FIMI Opportunity V, L.P. (“FIMI Opportunity V”),  FIMI Israel Opportunity Five, Limited Partnership (“FIMI Israel Opportunity V” and together with FIMI Opportunity IV, FIMI Israel Opportunity IV and  FIMI Opportunity V, the “FIMI Funds”), FIMI IV 2007 Ltd., FIMI FIVE 2012 Ltd., Shira and Ishay Davidi Management Ltd. and Mr. Ishay Davidi (together, the “Reporting Persons”), hereby file this Amendment No. 8 to Schedule 13D (the “Amendment”), which amends the Schedule 13D originally filed on September 17, 2012, Amendment No. 1 to Schedule 13D originally filed on November 13, 2012, Amendment No. 2 to Schedule 13D originally filed on November 15, 2012, Amendment No. 3 to Schedule 13D originally filed on February 4, 2014, Amendment No. 4 to Schedule 13D originally filed on September 17, 2014, Amendment No. 5 to Schedule 13D originally filed on November 29, 2014, Amendment No. 6 to Schedule 13D originally filed on April 7, 2016, Amendment No. 7 to Schedule 13D originally filed on July 11, 2019, Amendment No. 8 to Schedule 13D originally filed on January 30, 2020 and Amendment No. 9 to Schedule 13D originally filed on February 22, 2021 by the Reporting Persons with the Securities and Exchange Commission (the “SEC”), with respect to the Ordinary Shares, par value NIS 0.20 per share (the “Ordinary Shares”), of Gilat Satellite Networks Ltd., an Israeli company (“Gilat”).  The Amendment amends and supplements Item 6 of the Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Rule 10b-5 Sales Plan

On June 22, 2021, the Reporting Persons entered into a Rule 10b5-1 sales plan (“Sales Plan”) with Credit Suisse Securities (USA) LLC (“Broker”), at which time the Reporting Persons were not aware of material nonpublic information.  Pursuant to the Sales Plan, the Broker may sell (i) up to 514,820 Ordinary Shares by FIMI Opportunity IV, (ii) up to 985,608 Ordinary Shares by FIMI Israel Opportunity IV, (iii) up to 1,073,024 Ordinary Shares by FIMI Opportunity V and (iv)  up to 1,202,423 Ordinary Shares by FIMI Israel Opportunity V, subject to certain limitations, during the term specified in the Sales Plan. All sales under the Sales Plan are to be made in the discretion of the Broker and in accordance with the terms, conditions and restrictions of the Sales Plan and the Reporting Persons shall not have any control, influence or authority over sales made pursuant to the Sales Plan.  All other information under this Item 6 remains unchanged.

Page 10 of 11 Pages

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 23, 2021	FIMI Opportunity IV, L.P. By: FIMI IV 2007 Ltd., managing general partner By: /S/ ISHAY DAVIDI Ishay Davidi, CEO

FIMI Israel Opportunity IV, Limited Partnership By: FIMI IV 2007 Ltd., managing general partner By: /S/ ISHAY DAVIDI Ishay Davidi, CEO

FIMI Opportunity V, L.P. By: FIMI FIVE 2012 Ltd., managing general partner By: /S/ ISHAY DAVIDI Ishay Davidi, CEO

FIMI Israel Opportunity Five, Limited Partnership By: FIMI FIVE 2012 Ltd., managing general partner By: /S/ ISHAY DAVIDI Ishay Davidi, CEO

FIMI IV 2007 Ltd. By: /S/ ISHAY DAVIDI Ishay Davidi, CEO FIMI FIVE 2012 Ltd. By: /S/ ISHAY DAVIDI Ishay Davidi, CEO Shira and Ishay Davidi Management Ltd. By: /S/ ISHAY DAVIDI Ishay Davidi, CEO
/S/ ISHAY DAVIDI Ishay Davidi

Page 11 of 11 Pages